FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp
Chief Executive Officer
(561) 616-3029

John Marino
President and Chief Financial Officer
(561) 616-3046

1st United Bancorp, Inc. Announces Earnings for the Three and Nine Months ended September 30, 2011

Boca Raton, Fla. — October 24 , 2011—(NASDAQ Global: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $1.4 million ($0.05 earnings per common share) for the three months ended September 30, 2011, compared to a net loss of $232,000 ($0.01 loss per common share) for the three months ended September 30, 2010.

1st United reported net income of $2.8 million ($0.10 earnings per common share) for the nine months ended September 30, 2011, compared to net income of $321,000 ($0.01 earnings per common share) for the nine months ended September 30, 2010.

Highlights for the three and nine months ended September 30, 2011:

Financial Condition

•	Total assets at September 30, 2011 were $1.248 billion, as compared to $1.268 billion at December 31, 2010.
•	Deposits were $1.005 billion at September 30, 2011, as compared to $1.065 billion at December 31, 2010. Approximately $65.0 million of wholesale time deposits assumed in the acquisition of The Bank of Miami, N.A. (“Bank of Miami”) in December 2010, and anticipated to be redeemed during the nine months ended September 30, 2011, were paid out along with the maturity of approximately $71.6 million in time deposits. These declines were offset by $35.1 million growth in non-interest bearing deposits and an increase of approximately $40.0 million in money market accounts. Non-interest bearing deposits now represent approximately 32% of total deposits at September 30, 2011, compared to 26% at December 31, 2010.
•	At September 30, 2011, 1st United had approximately $314.2 million in loans and approximately $7.0 million in other real estate, covered by Loss Share Agreements with the FDIC. Of the $314.2 million in loans, which is approximately 40% of total loans, $7.6 million was non-performing. This compares to approximately $371.9 million, and approximately $5.0 million in other real estate, at December 31, 2010 covered by Loss Share Agreements with the FDIC. Of the $371.9 million in loans, which is approximately 42% of total loans, $4.4 million was non-performing.
•	Non-performing assets that were not covered by Loss Share Agreements increased as of September 30, 2011 to $26.0 million (or 2.09% of total assets) from approximately $20.8 million (or 1.64% of total assets) at December 31, 2010. Total non-performing assets, including those covered by Loss Share Agreements, were $40.6 million (or 3.26% of total assets) at September 30, 2011 as compared to $30.2 million (or 2.38% of total assets) at December 31, 2010.

•	The allowance for loan losses at September 30, 2011 was $13.1 million (1.67% of total loans) and 54% of non-performing loans not covered by Loss Share Agreements. This compares to an allowance for loan losses at December 31, 2010 of $13.1 million (1.49% of total loans) and 71% of non-performing loans not covered by Loss Share Agreements.
•	Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at September 30, 2011 were 28.86%, 26.88% and 13.50%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Operating Results

Net income of $1.4 million for the quarter ended September 30, 2011 was impacted by:

•	Net Interest Margin was 4.30% for the quarter ended September 30, 2011 as compared to 3.95% for the quarter ended September 30, 2010. This improvement primarily resulted from a lower cost of funds in the most recent quarter.
•	Increase in service charges and fees on deposit accounts by $115,000 for the quarter ended September 30, 2011 over the same quarter in 2010 due to an increase in total deposit accounts as a result of The Bank of Miami acquisition in December 2010.
•	Included in non-interest income was $321,000 of expense associated with the disposition of assets acquired in the FDIC assisted acquisitions at amounts above the discounted carrying values which resulted in a lower than anticipated loss on those assets.
•	The provision for loan losses was $1.45 million for the quarter ended September 30, 2011 as compared to $2.9 million for the quarter ended September 30, 2010.

Net income of $2.8 million for the nine months ended September 30, 2011 was impacted by:

•	Net Interest Margin was 4.82% for the nine months ended September 30, 2011 as compared to 4.11% for the nine months ended September 30, 2010. Approximately 35 basis points ($2.9 million) of the 2011 margin was impacted by resolution of loans covered under the Loss Share Agreements above the discounted carrying value of the assets.
•	Acquisition and integration related costs related to The Bank of Miami for the nine months ended September 30, 2011 were $2.5 million and were completed in the second 2nd quarter of 2011.
•	Increase in service charges and fees on deposit accounts by $360,000 for the nine months ended September 30, 2011 over the same period in 2010 due to an increase in total deposit accounts as a result of The Bank of Miami acquisition.
•	Included in non-interest income was $2.4 million of expense associated with the disposition of assets acquired in the FDIC assisted acquisitions at amount above the discounted carrying values which resulted in a lower than anticipated loss on those assets.
•	The provision for loan losses was $4.8 million for the nine months ended September 30, 2011 as compared to $5.62 million for the nine months ended September 30, 2010.

Management Comments:

“We are very pleased with our continued growth in core deposits since December 31, 2010. Our non-interest bearing deposits grew by approximately $35.1 million and now represent approximately 32% of our total deposits. Though we experienced a reduction in our loans since December 31, 2010, due partly to payoffs which we view as a sign of a healthy portfolio and a reduction in loans covered by Loss Share Agreements of almost $57.7 million, our new loan production continues to be strong. During the nine months ended September 30, 2011, we had new loan production of $54 million, and our loan pipeline continues to remain strong. We continue to believe that our strong capital base, liquidity and overall financial strength will allow us the opportunity to continue to expand over time both organically as well as through potential acquisitions,” said Warren S. Orlando, Chairman.

“Overall, we were pleased with our $1.4 million net earnings for the quarter. Our staff continues to do a terrific job in not only retaining but growing new business. There also continue to be economic challenges in the markets we serve. Our non-performing assets not covered under loss share agreements increased from the June 30, 2011 total of $18.8 million to $26.0 million at September 30, 2011, an increase of $7.2 million. This increase was primarily driven by two assets that were previously considered substandard that were placed on non-accrual during the quarter. We continue to actively manage the risk within our loan portfolio and downgrade credits as events warrant,” said Rudy E. Schupp, Chief Executive Officer.

“We continue to provide significant loan reserves to cover the challenges of new and often lower appraised values of collateral and the on-going economic weakness in our local markets. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified. Overall our classified assets continue to stabilize,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results at 2:00 p.m. Eastern Daylight Savings Time on Tuesday, October 25, 2011. The number for the conference call is (800) 857-9849 (Passcode: First United). A replay of the conference call will be available beginning the afternoon of October 25, 2011 until November 9, 2011 by dialing (888) 567-0479 (domestic), using the passcode 1423.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which now operates 15 branches in South Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3435. 1st United’s stock is listed on the NASDAQ Global Market under the symbol “FUBC”.

Forward Looking Statements
Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; our ability to comply with the terms of the loss sharing agreements with the FDIC; our need and our ability to incur additional debt or equity financing; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision; the effects of harsh weather conditions, including hurricanes, and man-made disasters; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; legislative and regulatory changes, including the Dodd-Frank Act; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; changes in securities and real estate markets; increased competition and its effect on pricing including the impact on our noninterest margin from the repeal of Regulation Q; negative publicity and the impact on our reputation; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

SELECTED FINANCIAL DATA	September 30, 2011	December 31, 2010
(unaudited)	(Amounts in thousands, except per share data and outstanding shares)

BALANCE SHEET DATA
Total assets	$1,247,774	$1,268,025
Total gross loans	787,693	877,260
Allowance for loan losses	13,131	13,050
Cash and cash equivalents	126,680	119,752
Securities available for sale	188,515	102,289
Other real estate owned	8,609	7,409
Goodwill and other intangible assets	47,924	48,297
FDIC loss share receivable	56,121	73,923
Deposits	1,005,421	1,064,687
Non-interest bearing deposits	316,434	281,285
Shareholders’ equity	214,330	173,613

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	17.18%	13.69%
Non-accrual and loans past due greater than 90 days loans/total loans	4.07%	2.60%
Allowance for loan losses/total loans	1.67%	1.49%
Allowance for loan losses/non-accrual loans	41.01%	57.27%
Tier 1 Leverage ratio	13.50%	11.78%
Tier 1 risk based capital	26.88%	21.62%
Total risk based capital	28.86%	23.71%

	For the three months ended September 30,
	2011	2010
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data and outstanding shares)

Interest income	$13,590	$11,101
Interest expense	1,452	1,874
Net interest income	12,138	9,227
Provision for loan losses	1,450	2,870
Net interest income after provision for loan losses	10,688	6,357
Non-interest income	911	1,535
Non-interest expense	9,367	8,247
Income (loss) before taxes	2,232	(355)
Income tax expense (benefit)	836	(123)
Net income (loss)	$1,396	$(232)

PER SHARE DATA
Basic earnings (loss) per share	$0.05	$(0.01)
Diluted earnings (loss) per share	$0.05	$(0.01)
Book value per common share	$7.01	$7.00

SELECTED OPERATING RATIOS
Return on average assets	0.44%	(0.09)%
Return on average shareholders’ equity	2.60%	(0.53)%
Net interest margin	4.30%	3.95%

Average assets	$1,271,262	$1,059,332
Average shareholders’ equity	$213,047	$173,518

Number of shares of outstanding common stock	30,557,603	24,781,660

	For the nine months ended September 30,
	2011	2010
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)

Interest income	$44,574	$34,093
Interest expense	4,764	5,888
Net interest income	39,810	28,205
Provision for loan losses	4,800	5,620
Net interest income after provision for loan losses	35,010	22,585
Non-interest income	1,271	3,460
Non-interest expense	31,715	25,484
Income before taxes	4,566	561
Income tax expense	1,750	240
Net income	$2,816	$321

PER SHARE DATA
Basic earnings per share	$0.10	$0.01
Diluted earnings per share	$0.10	$0.01
Book value per common share	$7.01	$7.00

SELECTED OPERATING RATIOS
Return on average assets	0.30%	0.04%
Return on average shareholders’ equity	1.88%	0.25%
Net interest margin	4.82%	4.11%

Average assets	$1,270,511	$1,043,170
Average shareholders’ equity	$200,364	$172,409

Number of shares of outstanding common stock	30,557,603	24,781,660